UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                            FERRELLGAS PARTNERS, L.P.
                                (NAME OF ISSUER)

                                  Common Units
                         (TITLE OF CLASS OF SECURITIES)

                                   315293 10 0
                                   -----------
                                 (CUSIP NUMBER)



                      E. Vaughn Gordy                   Copy to:
                LaSalle Bank N.A., Trustee            Kevin Kelly
                   ESOP Trustee Services          Sr. Vice President & CFO
             135 S. LaSalle Street, Suite 1960      Ferrellgas, Inc.
                  Chicago, Illinois 60603           One Liberty Plaza
                                                  Liberty, Missouri 64068


   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                              AND COMMUNICATIONS)


                                December 31, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|Rule 13d-1(b)
         |_|Rule 13d-(c)
         |_|Rule 13d-1(d)

                                  SCHEDULE 13G

CUSIP No. 315293  10  0

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENFICICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Ferrell Companies, Inc. Employee Stock Ownership Trust
           43-1820905

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a)  |_|
           (b)  |_|

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

           18,651,049

6. SHARED VOTING POWER

           -0-

7. SOLE DISPOSITIVE POWER

           18,651,049

8. SHARED DISPOSITIVE POWER

           -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           18,651,049

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    |_|

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           45%

12. TYPE OF REPORTING PERSON*

           EP

ITEM 1.

         (a)      NAME OF ISSUER:

                  Ferrellgas Partners, L.P., a Delaware limited partnership

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Liberty Plaza, Liberty, Missouri 64068

ITEM 2.

         (a) NAME OF PERSON FILING:

                  Ferrell Companies, Inc. Employee Stock Ownership Trust

         (b) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  One Liberty Plaza, Liberty, Missouri, Missouri 64068

         (c)      CITIZENSHIP:

                  Illinois

         (d) TITLE OF CLASS OF SECURITIES:

                  Common Units

         (e)      CUSIP NO.:

                  315293  10  0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_|  Broker or dealer registered under section 15 of the Act.

         (b) |_|  Bank as defined in section 3(a)(6) of the Act.

         (c) |_|  Insurance company as defined in section 3(a)(19) of the Act.

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) |_| An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

         (f) |_|  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g) |_|  A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G).

         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j) |_|  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: |_|

ITEM 4.  OWNERSHIP.

         (a) Amount beneficially owned:  18,651,049 Common Units
                                        --------------------------------------.

         (b) Percent of class: 45%
                              ------------------------------------------------.

         (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote: 18,651,049 .
                                                                 -------------
                  (ii)  Shared power to vote or to direct the vote: -0- .
                                                                   -----------
                  (iii) Sole power to dispose or to direct the disposition of:
                                                                18,651,049 .
                                                                --------------
                  (iv)  Shared power to dispose or to direct the disposition of:
                                                                    -0- .
                                                                --------------

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:

ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated as of February 6, 2003.


                                          LASALLE BANK N.A., as trustee of the
                                          Ferrell Companies, Inc. Employee
                                          Stock Ownership Trust



                                          By:      /s/ Kevin B. Kolb
                                             -----------------------------------
                                                   Kevin B. Kolb
                                                   Compliance/Trust Officer
                                                   ESOP Trustee Services